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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HAWAIIAN HOLDINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
419879101
(CUSIP Number)

Lawrence S. Hershfield
c/o Ranch Capital LLC
12730 High Bluff Drive, Suite 180
San Diego, California 92130
(828)523-0171

with a copy to:

Kenneth D. Polin, Esq.
Foley & Lardner LLP
402 W. Broadway, Suite 2300
San Diego, California 92101-3542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 419879101	13D	Page 1 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RC Aviation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * 00 (Bankruptcy Claims)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 13,561,524 shares of Common Stock 200 shares of Series E Preferred Stock (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,402,121 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,159,403 shares of Common Stock (2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,561,524 shares of Common Stock 200 shares of Series E Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% of Common Stock 100% of Series E Preferred Stock
14		TYPE OF REPORTING PERSON * CO (Limited Liability Company)

CUSIP No. 419879101	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RC Aviation Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * 00 (Bankruptcy Claims of RC Aviation, LLC and RC Aviation Management, LLC)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 13,664,185 shares of Common Stock 200 shares of Series E Preferred Stock (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,504,782 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,159,403 shares of Common Stock (2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,664,185 shares of Common Stock 200 shares of Series E Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% of Common Stock 100% of Series E Preferred Stock
14		TYPE OF REPORTING PERSON * CO (Limited Liability Company)

CUSIP No. 419879101	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence S. Hershfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * 00 (Bankruptcy Claims of RC Aviation, LLC and RC Aviation Management, LLC)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 13,704,185 shares of Common Stock 200 shares of Series E Preferred Stock (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,442,121 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,159,403 shares of Common Stock (2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,704,185 shares of Common Stock 200 shares of Series E Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% of Common Stock 100% of Series E Preferred Stock
14		TYPE OF REPORTING PERSON * IN

CUSIP No. 419879101	13D	Page 4 of 11 Pages

(1)     The 200 shares of Series E Preferred Stock are issuable pursuant to a warrant granted to RC Aviation, LLC on June 2, 2005 (the “Series E Warrant”). The Series E Warrant is automatically exchangeable into a separate warrant to purchase 10% of the Company’s fully diluted common stock (the “Common Stock Warrant”), which is exercisable into 6,855,685 shares of common stock as of June 2, 2005. The Series E Warrant will automatically be exchanged for the Common Stock Warrant upon the approval of the stockholders of Hawaiian Holdings, Inc. of an increase in the authorized shares of common stock of Hawaiian Holdings, Inc. (see Item 4 below).

(2)     Pursuant to an agreement with AIP, LLC (see Item 5 below).

CUSIP No. 419879101	13D	Page 5 of 11 Pages

Item 1.     Security and Issuer.

        This statement relates to the shares of Common Stock (the “Common Stock”) of Hawaiian Holdings, Inc. (the “Company”) and warrants to purchase shares of Series E Preferred Stock (the “Series E Warrants,” and together with the Common Stock, the “Securities”) of the Company. The Company’s principal offices are located at 12730 High Bluff Drive, Suite 180, San Diego, California 92130.

Item 2.     Identity and Background.

        (a-c)     This Amendment No. 1 to Schedule 13D is being filed by RC Aviation, LLC, a Delaware limited liability company (“RC Aviation”), RC Aviation Management, LLC, a Delaware limited liability company (“RC Management”) and the managing member of RC Aviation, and Lawrence S. Hershfield, the controlling member of RC Management (“Mr. Hershfield,” and together with RC Aviation and RC Management, the “Reporting Persons”). The principal business address of the Reporting Persons is located at 12730 High Bluff Drive, Suite 180, San Diego, California 92130. The principal business of RC Aviation is to acquire, manage, invest in, transfer, exchange and/or otherwise dispose of securities of the Company. The principal business of RC Management is to serve as the managing member of RC Aviation. The principal business of Mr. Hershfield is to manage various businesses, including, without limitation, RC Aviation and RC Management.

        (d-e)     None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     The citizenship of RC Aviation and RC Management are as set forth above. The citizenship of Mr. Hershfield is the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

        The Common Stock and Series E Warrants were obtained by the Reporting Persons in consideration for the exchange of certain bankruptcy-related claims held by the Reporting Persons against the Company’s subsidiary, Hawaiian Airlines, Inc. (“Subsidiary”). These claims consisted primarily of aircraft lease contracts under which the Company was in default. The claims were purchased by RC Aviation from its working capital.

Item 4.     Purpose of Transaction.

        The Company is a holding company that conducts its operations through its Subsidiary. The Subsidiary filed for bankruptcy in the United States Bankruptcy Court for the District of Hawaii (the “Bankruptcy Court”) on March 21, 2003 (the “Bankruptcy Proceeding”).

        RC Aviation was formed for the purpose of acquiring a substantial equity interest in the Company in order to obtain the opportunity to profit from an investment in the Company and the Subsidiary, and to have a significant influence on the Subsidiary’s plan of reorganization in the Bankruptcy Proceeding, and on the direction and management of the Company and the Subsidiary after confirmation of the Subsidiary’s plan of reorganization in the Bankruptcy Proceeding.

CUSIP No. 419879101	13D	Page 6 of 11 Pages

        The Company and RC Aviation, among others, filed an amended joint plan of reorganization (the “Joint Plan”) to govern the Subsidiary’s emergence from bankruptcy. Among other things, the Joint Plan provides for payment in full of all allowed claims and for the merger of the Subsidiary into HHIC, Inc., a wholly-owned subsidiary of the Company, with HHIC, Inc. to be the surviving entity (with HHIC, Inc. to change its name to Hawaiian Airlines, Inc.). In June, 2005, the Bankruptcy Court confirmed the Joint Plan, subject to obtaining sufficient financing to implement its provisions. The foregoing description of the Joint Plan is qualified in its entirety by reference to such document, a copy of which appears as Exhibit 6 hereto.

        In accordance therewith, the Company and RC Aviation agreed to the terms of a $60 million bridge financing in the form of a newly issued series of the Company’s subordinated convertible notes (the “Notes”), which Notes were purchased by RC Aviation pursuant to that certain Note Purchase Agreement dated as of June 1, 2005 (the “Note Purchase Agreement”). RC Aviation’s purchase of the Notes arises from its earlier agreement, as set forth in that certain Restructuring Support Agreement, dated as of August 26, 2004 (the “Restructuring Support Agreement”), requiring it to raise the funds necessary to meet the distribution and payment obligations under the Joint Plan and to ensure that the Subsidiary has at least the minimum amount of cash required by the Joint Plan. The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to such document, the form of which appears as Exhibit 1 hereto.

        The Note Purchase Agreement provides that the Notes be divided into two series: (a) the Series A Subordinated Convertible Note (the “Series A Note”); and (b) the Series B Subordinated Convertible Note (the “Series B Note”), both of which are due June 1, 2010, and will pay interest at 5% per year (payable at the Company’s option in cash or in kind). The Notes are convertible, beginning on June 1, 2006, into Common Stock of the Company at the conversion rate of $4.35 per share (subject to adjustment), except that the Series B Note is only convertible after the latest to occur of: (x) June 1, 2006; (y) the effective date of the Amendment (as defined below); and (z) the date that the Company’s stockholders approve the issuance of Common Stock upon conversion of the Series B Note (the “Approval”). The Company has the right to prepay the Notes at any time prior to June 1, 2006 in whole or in part at 105% of par. The Note Purchase Agreement also provides that the Notes are mandatorily redeemable in cash on June 1, 2010, subject to the obligation of the Company to mandatorily redeem the Series B Note after June 1, 2008 if: (a) the Amendment has not become effective; (b) the Approval has not occurred; and (c) the closing price of the Common Stock of the Company has exceeded $4.35 per share (subject to adjustment) for at least 20 out of 30 consecutive market trading days after June 1, 2006. The foregoing descriptions of the Series A Note and Series B Note are qualified in their entirety by reference to such documents, the forms of which appear as Exhibits 2 and 3 hereto.

        Pursuant to the terms of the Note Purchase Agreement, a new class of preferred stock was designated by the Company as the Series E Preferred Stock. The Series E Preferred Stock is a nonvoting, preferred stock, providing for dividends at such time as dividends are declared or paid with respect to the Common Stock equal to the aggregate dividend amount issued with respect to each share of Common Stock multiplied by 6,855,685 divided by the number of shares of Series E Preferred Stock issuable under the Series E Warrants, payable at the Company’s option in cash or in kind. The Series E Preferred Stock has a liquidation preference equal to (a) the greater of (y) $43,193 per share of Series E Preferred Stock or (z) the amount payable with respect to each share of Common Stock upon liquidation, multiplied by 6,855,685, divided by (b) the number of shares of Series E Preferred Stock issuable under the Series E Warrants.

        As part of the purchase of the Notes, the Company issued to RC Aviation Series E Warrants to purchase 200 shares of the Company’s Series E Preferred Stock. Upon the receipt of stockholder approval of an increase in the number of authorized shares of Common Stock of the Company (the “Amendment,” which the Company is soliciting pursuant to its proxy statement filed with the Securities and Exchange Commission in connection with its annual stockholder meeting to be held on July 7, 2005), the Series E Warrants shall be automatically exchanged for a separate warrant entitling the holder to purchase 10% of the Company’s fully diluted Common Stock (upon giving effect to all securities issued upon the effective date of the Joint Plan), at an exercise price of $7.20 per share, subject to adjustment for certain anti-dilutive events (the “Common Stock Warrant”). If the increase in the number of authorized shares of Common Stock as described above is not approved, the Series E Warrants will be exercisable for shares of Series E Preferred Stock at any time after the earlier of (a) December 1, 2005 or (b) the record date for a Distribution Event (as that term is defined in Section 6 of the Series E Warrant). The foregoing descriptions of the Series E Warrant and Common Stock Warrant are qualified in their entirety by reference to such documents, the forms of which appear as Exhibits 4 and 5 hereto.

CUSIP No. 419879101	13D	Page 7 of 11 Pages

        In addition to the acquisition of the securities described above, RC Aviation, RC Management and Mr. Hershfield also acquired beneficial ownership of 1,402,121, 1,504,782 and 1,504,782 additional shares, respectively, of the Company’s Common Stock pursuant to the terms of the Joint Plan. Under the Joint Plan, the Reporting Persons, as holders of certain claims relating to defaulted aircraft-related leases, received distributions in exchange for their allowed claims in an amount of cash equal to 50% of the allowed claim and an amount of the Company’s Common Stock equal to 50% of the allowed claim based on a stock value of $6.16 per share of Common Stock. This resulted in the distribution of the Company’s Common stock to the Reporting Persons under the Joint Plan as set forth above.

        Other than as set forth above in this Item 4, none of the Reporting Persons has any existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

        Any future decision of the Reporting Persons to take any such actions with respect to the Company or the Subsidiary or their respective securities will take into account various factors, including the prospects of the Company and Subsidiary, general market and economic conditions and other factors deemed relevant.

Item 5.     Interest in Securities of the Issuer.

        (a)     As of the date hereof, RC Aviation could be deemed the beneficial owner of 13,561,524 shares of Common Stock of the Company, constituting 30.2% of the outstanding common stock of the Company based on 44,875,100 shares of Common Stock of the Company outstanding as of June 2, 2005,including the 13,561,524 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates. Of the 13,561,524 shares of Common Stock beneficially owned by RC Aviation, AIP, LLC (“AIP”) holds the dividend rights to 2,159,403 of these shares of Common Stock (see subsection (d) below for further information). In addition to the above, RC Aviation is also the beneficial owner of Series E Warrants to purchase up to 200 shares of the Company’s Series E Preferred Stock, constituting 100% of the currently outstanding Series E Preferred Stock. Upon effectiveness of the Amendment, the Series E Warrant is automatically exchangeable into the Common Stock Warrant, which, as of June 2, 2005, is exercisable into 6,855,685 shares of Common Stock.

        As of the date hereof, RC Management could be deemed the beneficial owner of 13,664,185 shares of Common Stock of the Company, constituting 30.5% of the outstanding common stock of the Company based on 44,875,100 shares of Common Stock of the Company outstanding as of June 2, 2005, including the 13,664,185 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates. Of the 13,664,185 shares of Common Stock beneficially owned by RC Management, AIP holds the dividend rights to 2,159,403 of these shares of Common Stock (see subsection (d) below for further information). In addition to the above, RC Management is also the beneficial owner of Series E Warrants to purchase up to 200 shares of the Company’s Series E Preferred Stock, constituting 100% of the currently outstanding Series E Preferred Stock. Upon effectiveness of the Amendment, the Series E Warrant is automatically exchangeable into the Common Stock Warrant, which, as of June 2, 2005, is exercisable into 6,855,685 shares of Common Stock.

CUSIP No. 419879101	13D	Page 8 of 11 Pages

        As of the date hereof, Mr. Hershfield could be deemed the beneficial holder of 13,704,185 shares of Common Stock of the Company, constituting 30.5% of the outstanding common stock of the Company based on 44,875,100 shares of Common Stock of the Company outstanding as of June 2, 2005, including the 13,704,185 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates. Of the 13,704,185 shares of Common Stock beneficially owned by Mr. Hershfield, AIP holds the dividend rights to 2,159,403 of these shares of Common Stock (see subsection (d) below for further information). In addition to the above, Mr. Hershfield is also the beneficial owner of Series E Warrants to purchase up to 200 shares of the Company’s Series E Preferred Stock, constituting 100% of the currently outstanding Series E Preferred Stock. Upon effectiveness of the Amendment, the Series E Warrant is automatically exchangeable into the Common Stock Warrant, which, as of June 2, 2005, is exercisable into 6,855,685 shares of Common Stock.

        (b)     Each of the Reporting Persons has the sole power to vote or direct the vote of 13,561,524 shares of Common Stock of the Company and 200 shares of Series E Preferred Stock issuable pursuant to the Series E Warrant, except that (i) RC Management and Mr. Hershfield have the power to vote an additional 102,661 shares of Common Stock held by RC Management and (ii) Mr. Hershfield also has the sole power to vote an additional 40,000 shares of Common Stock held directly in his capacity as an individual.

        Each of the Reporting Persons has the sole power to dispose or direct the disposition of 11,402,121 shares of Common Stock of the Company and, pursuant to the agreement with AIP described below, shared power to dispose or direct the disposition of 2,159,403 shares of Common Stock of the Company, except that (i) RC Management and Mr. Hershfield have the power to dispose or direct the disposition of an additional 102,661 shares of Common Stock held by RC Management and (ii) Mr. Hershfield also has the sole power to dispose or direct the disposition of an additional 40,000 shares of Common Stock that are held directly in his capacity as an individual. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 200 shares of Series E Preferred Stock issuable pursuant to the Series E Warrant.

        On June 11, 2004, AIP and RC Aviation entered into a Stockholders Agreement (the “AIP Stockholders Agreement”) with respect to 2,159,403 shares of the Company’s Common Stock then held by AIP. Among other things, the AIP Stockholders Agreement provides that if AIP intends to sell or otherwise transfer any equity security of the Company then held by it, it shall give RC Aviation the right of first offer with respect to such equity securities. In addition, if AIP receives an offer from any third party to purchase any equity securities then held by AIP, the AIP Stockholders Agreement provides that RC Aviation shall have a right of first refusal with respect to such shares of equity securities. In addition, in the event RC Aviation agrees to sell all, or substantially all of the Common Stock then held by it to an unaffiliated third party, it may require AIP to sell all, but not less than all, of the common stock then held by AIP in such transaction. Further, the AIP Stockholders Agreement provides that if RC Aviation agrees to sell Common Stock then held by it to an unaffiliated third party and does not exercise its rights described in the preceding sentence, then AIP shall have the right to participate in such sale up to AIP’s pro rata portion of the Common Stock to be sold in such transaction. The foregoing description of the AIP Stockholders Agreement is qualified in its entirety by reference to such document, a copy of which was filed with the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 21, 2004.

        (c)     There were no transactions in the Common Stock or Series E Preferred Stock by the Reporting Persons during the prior 60 days, other than the transactions described herein.

CUSIP No. 419879101	13D	Page 9 of 11 Pages

        (d)     As of the date hereof, AIP retains the right to receive any dividends declared on 2,159,403 shares of Common Stock of the Company, or the proceeds from the sale of any of such shares.

        (e)     Not applicable.

        The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Stock or Preferred Stock referred to herein other than shares directly held in the name of such Reporting Person. As such, RC Management and Mr. Hershfield each specifically disclaim beneficial ownership in the Common Stock and Preferred Stock reported herein, except to the extent that each may have a direct pecuniary interest in such Common Stock or Preferred Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Limited Liability Company Operating Agreement of RC Aviation, LLC was entered into by and among the following investors (the “Investors”) in connection with RC Aviation’s purchase of the Company’s Securities: QVT Hawaiian LLC; DB Hawaiian LLC; Whitebox-RC Aviation (Convertible Arbitrage), LLC; Whitebox-RC Aviation (Hedged High Yield), LLC; Whitebox-RC Aviation (Pandora Select), LLC; Whitebox-RC Aviation (Intermarket), LLC; Guggenheim Portfolio Co. XXXI, LLC; River Run RC Aviation Holdings, LLC; Litespeed Master Fund, Ltd.; Watershed Capital Partners, L.P.; Watershed Capital Institutional Partners, LP; Watershed Capital Partners (Offshore), LLC; GPI Holdings, L.L.C.; Shadow Aviation, LLC; Triage Capital Management LP; TOF Holdings, LLC; Harbert Distressed Investment Fund, L.P.; Canyon Capital Advisors, LLC; Kermit I, LLC and Kermit II, LLC; Gryphon Hawaiian Holdings, LLC; Triage Capital Management B, L.P.; RCG Carpathia Master Fund, Ltd.; Portside Growth and Opportunity Fund; and Hotel Alpha Holding Company, LLC.

        Pursuant to the Operating Agreement, RC Management is vested with the exclusive right and authority to manage and control the business of RC Aviation, subject to member approval of certain major transactions. The Operating Agreement provides that RC Management may only be removed as the managing member of RC Aviation for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to RC Aviation.

        The Operating Agreement obligates RC Aviation to distribute ninety percent (90%) of the Securities to certain of the Investors on a pro rata basis as soon as practicable following the date upon which the plan of reorganization of the Subsidiary shall have become effective and final (and all conditions subsequent thereto have been satisfied); provided, however, that each such Investor shall at that time execute an irrevocable proxy with respect to such Securities in favor of RC Aviation or otherwise agree to vote such Securities as directed by RC Aviation such that RC Aviation shall retain voting control over such Securities for so long as such Investor holds such Securities.

        In addition to the above, RC Aviation and the Investors entered into the RC Aviation Stockholders Agreement, which provides that in the event RC Aviation agrees to sell all, but not less than all, of the Securities then held by it to an unaffiliated third party, it may require each Investor to sell all, but not less than all, of the Securities then held by such Investor in such transaction. Further, the Stockholders Agreement provides that if RC Aviation agrees to sell all, but not less than all, of the Securities then held by it to an unaffiliated third party, then each Investor who then holds Securities shall have the right to participate in such sale up to such Investor’s pro rata portion of the Securities.

CUSIP No. 419879101	13D	Page 10 of 11 Pages

        Upon the sale or transfer of the Securities by RC Aviation or any Investor to any unaffiliated third party, the rights and obligations with respect to such Securities as set forth in the Operating Agreement and the RC Aviation Stockholders Agreement shall no longer have any force or effect. The foregoing descriptions of the Operating Agreement and RC Aviation Stockholders Agreement are qualified in their entirety by reference to such documents, the forms of which were filed with the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 21, 2004.

Item 7.     Materials to Be Filed as Exhibits.

Exhibit 1	Note Purchase Agreement, dated as of June 1, 2005, by and between Hawaiian Holdings, Inc. and RC Aviation, LLC.

Exhibit 2	Form of Series A Subordinated Convertible Note, dated as of June 2, 2005, issued by Hawaiian Holdings, Inc. to RC Aviation, LLC.

Exhibit 3	Form of Series B Subordinated Convertible Note, dated as of June 2, 2005, issued by Hawaiian Holdings, Inc. to RC Aviation, LLC.

Exhibit 4	Warrant to Purchase Series E Preferred Stock of Hawaiian Holdings, Inc., dated as of June 2, 2005, issued to RC Aviation.

Exhibit 5	Form of Warrant to Purchase Common Stock of Hawaiian Holdings, Inc. issued to RC Aviation (included as an Exhibit to Exhibit 4 to this Schedule 13D).

Exhibit 6	Third Amended Joint Plan of Reorganization of Joshua Gotbaum for Hawaiian Airlines, Inc. confirmed on May 18, 2005.

CUSIP No. 419879101	13D	Page 11 of 11 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2005

RC Aviation, LLC

By:	/s/ Lawrence S. Hershfield
Name:	Lawrence S. Hershfield
Title:	Managing Member of RC Aviation, LLC

RC Aviation Management, LLC

By:	/s/ Lawrence S. Hershfield
Name:	Lawrence S. Hershfield
Title:	Managing Member

/s/ Lawrence S. Hershfield
Lawrence S. Hershfield

EXHIBIT INDEX

Exhibit 1	Note Purchase Agreement, dated as of June 1, 2005, by and between Hawaiian Holdings, Inc. and RC Aviation, LLC.

Exhibit 2	Form of Series A Subordinated Convertible Note, dated as of June 2, 2005, issued by Hawaiian Holdings, Inc. to RC Aviation, LLC.

Exhibit 3	Form of Series B Subordinated Convertible Note, dated as of June 2, 2005, issued by Hawaiian Holdings, Inc. to RC Aviation, LLC.

Exhibit 4	Warrant to Purchase Series E Preferred Stock of Hawaiian Holdings, Inc., dated as of June 2, 2005, issued to RC Aviation.

Exhibit 5	Form of Warrant to Purchase Common Stock of Hawaiian Holdings, Inc. issued to RC Aviation (included as an Exhibit to Exhibit 4 to this Schedule 13D).

Exhibit 6	Third Amended Joint Plan of Reorganization of Joshua Gotbaum for Hawaiian Airlines, Inc. confirmed on May 18, 2005.